                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 7 )(1)
                                            ---
           FOOD TECHNOLOGY SERVICE, INC. (formerly Vindicator, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   927341107
--------------------------------------------------------------------------------
                                (CUSIP Number)

           David L. Nicholds, Esq., MDS Nordion Inc., 447 March Road
                        Kanata, Ontario, Canada K2K 1X8
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 26, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)


                            (Page  1  of  6  Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     927341107                13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 MDS NORDION INC. (formerly Nordion International Inc.)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                         WC & AFFILIATE
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                         ONTARIO, CANADA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
OWNED BY                                    5,779,206
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                            5,779,206
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,779,206
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               54.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.     927341107                13D      PAGE    3     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              LABORATORIES MDS QUEBEC LTEE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                          AFFILIATE
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                         QUEBEC, CANADA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
OWNED BY                                    5,779,206
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                            5,779,206
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,779,206
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               54.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.     927341107                13D      PAGE    4     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      MDS INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                    WC & AFFILIATE
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                        ONTARIO, CANADA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
OWNED BY                                    5,779,206
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                            5,779,206
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,779,206
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               54.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

         Shares of Common Stock, $0.01 par value

         Food Technology Service, Inc.
         502 Prairie Mine Road
         Mulberry, Florida  33860   USA



Item 2.  IDENTITY AND BACKGROUND

         N/A



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A


Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion Inc. ("Nordion") as at February 4, 2000 is in the amount of $963,194 (the "Debt"). The Debt is convertible into shares at the conversion rate of 70% of the closing price, on the last trade date, prior to the exercise of the conversion right. Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. The rise in FTSI's share price has given rise to a reduction in the number of shares to which Nordion would be beneficially entitled if it exercised its right of conversion of the Debt. Since the 13D Amendment 6, filed with the SEC on May 25, 2000, (which computed the amount of beneficially owned shares based on the closing share price on May 18, 2000 i.e., 70% of $3.125 or $2.1875) the closing share price of FTSI on June 26, 2000 increased to $4.25. Seventy percent (70%) thereof corresponds to a conversion price of $2.975.

         At the close of business on June 26, 2000, Nordion beneficially owned 5,779,206 shares of stock, which constitutes approximately 54.3% of the outstanding shares of FTSI. The number of shares beneficially owned as of June 26, 2000 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the remaining outstanding Debt on the basis of the closing price of June 26, 2000 (i.e., 70% of $4.25 or $2.975). As a result of the transaction, the number of shares beneficially owned by Nordion declined by 116,555 shares. Pursuant to publicly available information 10,316,201 shares of Food Technology Service, Inc. were issued and outstanding on June 26, 2000.



Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Item 4.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See item 4.



Item 7.  MATERIALS TO BE FILED AS EXHIBITS

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.


Dated:  June 28, 2000



                                       MDS NORDION INC.,


                                       By: /s/ David L. Nicholds
                                          -------------------------------------
                                       Name:   David L. Nicholds
                                       Title:  Vice President, General Counsel



                                       MDS INC.,


                                       By: /s/ Peter E. Brent
                                          -------------------------------------
                                       Name:   Peter E. Brent
                                       Title:  Senior Vice President & General
                                               Counsel




                                       LABORATORIES MDS QUEBEC LTEE.


                                       By: /s/ Peter E. Brent
                                          -------------------------------------
                                       Name:   Peter E. Brent
                                       Title:  Vice President &
                                               Corporate Secretary